FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                 04 May 2007


                               File no. 0-17630


                         CRH - Annual Report on Form 20-F



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Annual Report on Form 20-F





                            4th May 2007

                       ANNUAL REPORT ON FORM 20-F



The CRH plc Annual Report on Form 20-F for the year ended 31st December 2006 has been filed with the U.S. Securities and Exchange Commission. The Form 20-F can be accessed on the Company's website, www.crh.com. Shareholders may request a hard copy of the Form 20-F free of charge.




Contact

Angela Malone
Company Secretary
Tel: 00 3531 6344340


                                  SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  04 May 2007



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director